news release

3GSM Barcelona: Zi Corporation's Platform to Showcase its Evolution of Expression on Mobiles

New software, new languages, new markets to be highlighted on the back of major 2005 successes

Lund, Sweden and Calgary, AB, Canada, January 17, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, is to have a major presence at February's 3GSM World Congress conference and exhibition in Barcelona, Spain. The company, widely acknowledged around the world for its innovation, is a key enabler for 3G applications, will have several new offerings at the event.

Visitors to the Zi stand (E21, Hall 2) will see new language software for its eZiText® and eZiTap™ text input technologies, further developments of Zi's world class Decuma® natural handwriting recognition and its revolutionary Qix™ service discovery engine - a "search, index and discovery-style" idle screen platform which makes 3G application access sheer "child's-play" for users.

Zi's presence in Barcelona comes following a year of considerable success around the world in both new markets and new software developments.

These include:
  A licensing agreement with Nintendo Co., Ltd. for Nintendo DS developers to employ Zi's Decuma handwriting recognition technology. Nintendo DS is the first handheld gaming platform to offer dual screens and touch-screen technology, similar to touch technologies found in some PDA's or smartphones.

  Announcing the world's first consumer trial, with Virgin Mobile, of Zi's Qix™ technology. Qix (pronounced "quicks") is a mobile service discovery engine which combines predictive text and content indexing to enable rapid search and discovery of contacts, features and services on a mobile phone.

  Winning the Handango Champion Awards 2005 'Best Application for Life' for the Symbian OS UIQ category with its eZiTap FEP. Decuma Alphabetic was also nominated for 'Best New Application' in the same category.

The company, which was also named among Deloitte's prestigious Canadian Technology Fast 50 Program, the annual selection which recognizes excellence, innovation and the fastest growing technology companies in Canada, now looks forward to 2006 with great confidence.

"Our solutions and applications provide the key to unlock the door that will bring users and operators together like never before," said Milos Djokovic, chief technical officer and chief operating officer for Zi Corporation.

"Users are aware of a whole new world of multimedia service offerings and the operators - having invested heavily and now looking to boost their ARPU statistics - cannot wait to deliver them. Zi makes it possible for them to do it quickly and, crucially, in the most user-friendly manner yet devised".

Zi will be showing and demonstrating its latest applications throughout the show in Barcelona.

To make an appointment with Zi Corporation at the 3GSM World Congress 2006 please contact Brian Dolby or Bethany Caldwell on +44(0)1159486901 or e-mail brian@gbcspr.com or Bethany@gbcspr.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 948 6901
brian@gbcspr.com / bethany@gbcspr.com

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300